                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                               SCHEDULE 13D/A
                 Under the Securities Exchange Act of 1934

                             (Amendment No. 2)


                    Rockefeller Center Properties, Inc.
                              (Name of Issuer)


                   Common Stock, Par Value $.01 Per Share
                       (Title of Class of Securities)


                                773102 10 8
                               (CUSIP Number)


                          David J. Greenwald, Esq.
                            Goldman, Sachs & Co.
                              85 Broad Street
                            New York, N.Y. 10004
                               (212)902-1000
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)


                             September 18, 1995
          (Date of Event which Requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [  ].

      Whitehall Street Real Estate Limited Partnership V, WH Advisors, L.P. V, WH Advisors, Inc. V, The Goldman Sachs Group, L.P., and Goldman, Sachs & Co. (collectively, the "Reporting Persons") hereby amend the report on
Schedule 13D, dated January 3, 1995, as amended by Amendment Number 1 thereto dated September 12, 1995 (the "Schedule 13D"), filed by the Reporting Persons in respect of events occurring on December 29, 1994 with respect to the Common Stock of Rockefeller Center Properties, Inc., a Delaware corporation ("RCPI"), as set forth in this amendment. Capitalized terms used but not defined herein shall have the meanings given such terms in the Schedule 13D.


Item 4.  Purpose of Transaction.

      Item 4 of the Schedule 13D is hereby amended by inserting the following paragraph as a new numbered paragraph 7 immediately after numbered paragraph 6 appearing therein:

                  7. On September 18, 1995, Goldman, Sachs & Co., Goldman Sachs Mortgage Company and Whitehall Street Real Estate Limited Partnership V (collectively the "Whitehall Group") submitted a letter to the Board of Directors of RCPI responding to questions posed by RCPI's financial advisor concerning the recapitilization and restructuring transaction involving RCPI proposed by the Whitehall Group on September 11, 1995. A copy of the letter (including Exhibits but excluding Attachments) is attached hereto as Exhibit 9, and is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.

            Item 7 of the Schedule 13D is hereby amended by adding the following immediately at the end thereof:

        Exhibit No.            Exhibit                              Page


             9                Letter, dated September 18, 1995,       4
                              from Goldman, Sachs & Co.,
                              Goldman Sachs Mortgage Company
                              and Whitehall Street Real Estate
                              Limited Partnership V, to the
                              Board of Directors of Rockefeller
                              Center Properties, Inc. (including
                              Exhibits but excluding Attachments).

                                 SIGNATURE


      After reasonable inquiry and to our best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  September 19, 1995



                         WHITEHALL STREET REAL ESTATE LIMITED PARTNERSHIP V


                             By:  WH Advisors, L.P. V, General Partner


                             By:  WH Advisors, Inc. V,
                                  General Partner


                             By: /s/ Ralph Rosenberg
                                 Name: Ralph Rosenberg
                                 Title: Vice President